ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements from
05 May to 17 June 2011

15 June 2011

National Grid plc (National Grid)

Notification of Directors’ Interests

Deferred Share Plan-2008 Award Release

Yesterday (14 June 2011) National Grid received a notification from ACS HR Solutions Share Plan Services (Guernsey) Limited, as Trustee of the National Grid Group Employee Share Trust (the ‘Trust’), confirming that the 2008 awards made to Executive Directors under the National Grid Deferred Share Plan were released on the third anniversary (13 June 2011) of the date of the awards in accordance with the plan rules. The number of shares that has been transferred to participants by the Trustee is net of shares sold to cover statutory deductions.

Director	Number of Shares/ADSs
Tom King	3,522 ADSs

Steve Holliday	46,689 Shares

Nick Winser	19,707 Shares

Deferred Share Plan- 2011 Award

Today (15 June 2011) National Grid received a further notification from ACS HR Solutions Share Plan Services (Guernsey) Limited, as Trustee of the National Grid Group Employee Share Trust (the ‘Trust’), operated in conjunction with the National Grid Deferred Share Plan. The following directors were granted an award of Ordinary shares in National Grid (the ‘Shares’) or American Depositary Shares (ADSs) under the Plan on Wednesday 15 June 2011, calculated by reference to a share price of 592.60p or an ADS price of $48.2610. The awards will vest on the third anniversary of the date of grant (June 2014). The shares will be transferred to participants net of deductions as soon as practicable thereafter.

Director	Number of ADSs
Tom King	13,937
Number of Shares
Andrew Bonfield	29,184
Steve Holliday	97,359
Nick Winser	48,354

The total share interests of the above directors, following these changes, are:

Director	Number of shares/ADSs
Tom King	247,795 (ADSs)
Andrew Bonfield	269,175
Steve Holliday	2,066,566
Nick Winser	1,129,018
Contact: D C Forward,
Assistant Secretary (0207 004 3226)

Tuesday, 14 June 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 26,875 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 14 June 2011 consists of 3,648,339,475 ordinary shares, of which 136,963,705 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,511,375,770 shares with voting rights.

The figure of 3,511,375,770 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

National Grid plc (“NG”)

7th June 2011

Notification of Directors’ Interests

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NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 47,409 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market today, at a price of 593.5 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	21 Ordinary Shares

Andrew Bonfield	21 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,019,999 Ordinary Shares

Andrew Bonfield	239,991 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

Friday, 3 June 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 59,693 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 3 June 2011 consists of 3,648,339,475 ordinary shares, of which 136,990,580 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,511,348,895 shares with voting rights.

The figure of 3,511,348,895 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

Wednesday, 1 June 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 31 May 2011 consisted of 3,648,339,475 ordinary shares, of which 137,050,273 had been purchased in the market and registered as Treasury Shares; leaving a balance of 3,511,289,202 shares with voting rights.

The figure of 3,511,289,202 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

24 May 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 90,891 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 24 May 2011 consists of 3,648,339,475 ordinary shares, of which 137,050,273 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,511,289,202 shares with voting rights.

The figure of 3,511,289,202 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226

Monday, 9 May 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 73,380 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 9 May 2011 consists of 3,648,339,475 ordinary shares, of which 137,141,164 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,511,198,311 shares with voting rights.

The figure of 3,511,198,311 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

National Grid plc (“NG”)

9th May 2011

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 45,688 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market today, at a price of 613.1247 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP

Steven Holliday	21 Ordinary Shares

Andrew Bonfield	20 Ordinary Shares

The Directors total interests after these events are:

Director	Shares purchased in SIP

Steven Holliday	2,019,978 Ordinary Shares

Andrew Bonfield	239,970 Ordinary Shares

Note: The above figures include a further 26 shares notified by the Trustee as included in Steve Holliday’s 31 March 2011 total SIP interest; and a further 52 shares (26 self, 26 partner) notified as included in Mark Fairbairn’s 31 March 2011 total SIP interest.

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

Thursday, 5 May 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 550,000 shares held in Treasury were transferred to share scheme trustees. Following this change, National Grid’s registered capital from 5 May 2011 consists of 3,648,339,475 ordinary shares, of which 137,214,544 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,511,124,931 shares with voting rights.

The figure of 3,511,124,931 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116